TOP Ships Inc.
1 Vas. Sofias and Meg. Alexandrou Str.
15124 Maroussi
Greece

December 2, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Top Ships Inc. Registration Statement on Form F-1, as amended Originally filed on September 22, 2022 File No. 333-267545

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement on Form F-1, as amended, that was originally filed with the U.S. Securities and Exchange Commission on September 22, 2022, be accelerated so that it will be made effective at 5:00 p.m. Eastern time on December 2, 2022, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).

The undersigned registrant is aware of its obligations under the Act.

Should you have any questions regarding this request, please do not hesitate to contact Will Vogel at (212) 922-2280 or Todd Johnson at (212) 922-2258, each of Watson Farley & Williams LLP, counsel to the undersigned registrant.

Yours truly,

TOP SHIPS INC.

By:	/s/ Evangelos Pistiolis
Name: Evangelos Pistiolis
Title: Chief Executive Officer